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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                Amendment No. 12*

                             A. H. BELO CORPORATION
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                                (Name of Issuer)

                Series A Common Stock, par value $1.67 per share
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                         (Title of Class of Securities)

                                   080555 10 5
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                                 (CUSIP Number)


                                December 31, 1998
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)
            [ ] Rule 13d-1(c)
            [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 080555 10 5
          -----------

1.    Names of Reporting Persons
      I.R.S. Identification Nos.                          Robert W. Decherd
      of Above Persons (entities only)
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2.    Check the Appropriate Box                           (a)  [ ]
      if a Member of a Group                              (b)  [ ]
      (See Instructions)
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3.    SEC Use Only
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4.    Citizenship or Place of
      Organization                                        United States
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                        5.    Sole Voting Power           6,869,307 (1)(2)
Number of                     --------------------------------------------------
Shares                  6.    Shared Voting
Benefic-                      Power                          92,636 (1)(3)
ially Owned                   --------------------------------------------------
by Each                 7.    Sole Dispositive
Reporting                     Power                       6,869,307 (1)(2)
Person With                   --------------------------------------------------
                        8.    Shared Dispositive
                              Power                          92,636 (1)(3)
                              --------------------------------------------------

9.    Aggregate Amount Beneficially
      Owned by Each Reporting Person                      6,961,943 (1)(2)
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10.   Check Box if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)                           [X]  See Item 4 below.
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11.   Percent of Class Represented
      by Amount in Row (9)                                      6.6% (4)
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12.   Type of Reporting Person                            IN
      (See Instructions)
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ITEM 1.

          (a)   Name of Issuer:

                A. H. Belo Corporation

          (b)   Address of Issuer's Principal Executive Offices:

                P.O. Box 655237
                Dallas, Texas  75265-5237

ITEM 2.

          (a)   Name of Person Filing:

                Robert W. Decherd

          (b)   Address of Principal Business Office, or if none, Residence:

                P.O. Box 655237
                Dallas, Texas  75265-5237

          (c)   Citizenship:

                United States

          (d)   Title of Class of Securities:

                Series A Common Stock, par value $1.67 per share

          (e)   CUSIP Number:

                080555 10 5

ITEM 3.

          IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:

          (a)   [ ]  Broker or Dealer registered under section 15 of the Act
          (b)   [ ]  Bank as defined in section 3(a)(6) of the Act
          (c)   [ ]  Insurance Company as defined in section 3(a)(19) of the Act
          (d)   [ ]  Investment Company registered under section 8 of the
                     Investment Company Act
          (e)   [ ]  Investment Adviser registered under section 203 of the
                     Investment Advisers Act of 1940
          (f)   [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income


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                     Security Act of 1974 or Endowment Fund; see Section
                     240.13d-1(b)(1)(ii)(F)
          (g)   [ ]  Parent Holding Company, in accordance with Section
                     240.13d-1(b)(1)(ii)(G) (Note: See Item 7)
          (h)   [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


ITEM 4.   OWNERSHIP.

          (a)   Amount Beneficially Owned:         6,961,943 (1)(2)
                                          --------------------------------------

          (b)   Percent of Class:                        6.6% (4)
                                 -----------------------------------------------

          (c)   Number of shares as to which the person has:

                (i)   sole power to vote or to direct the vote:
                           6,869,307 (1)(2)
                      ----------------------------------------------------------
                (ii)  shared power to vote or to direct the vote:
                              92,636 (1)(3)
                      ----------------------------------------------------------
                (iii) sole power to dispose or to direct the disposition of:
                           6,869,307 (1)(2)
                      ----------------------------------------------------------

                (iv)  shared power to dispose or to direct the disposition of:
                              92,636 (1)(3)
                      ----------------------------------------------------------

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(1)       In June 1998, the Issuer effected a two-for-one stock split in the form of a dividend of one share of common stock for each share of common stock outstanding. All share amounts reflected herein take into account the effect of the stock split. Series B common stock is convertible at any time on a share-for-share basis into Series A common stock. Pursuant to Rule 13d-3(d)(1)(i), the Reporting Person is deemed to be the beneficial owner of the Series A shares into which the Series B shares are convertible, and such Series A shares are included in this number.

(2) Includes 147,950 Series B shares subject to presently exercisable options, 2,111 Series A shares and 714 Series B shares held in the Issuer's 401(k) plan, and 594,802 Series A shares and 174,598 Series B shares indirectly held in grantor retained annuity trusts (the "GRATs"). Also includes 43,080 Series A shares and 132,000 Series B shares held in trusts (the "Trusts") for which Mr. Decherd serves as trustee, and 144,802 Series A shares and 111,224 Series B shares held by a charitable foundation (the "Foundation") established by Mr. Decherd and for which Mr. Decherd serves as Chairman and director, but does not include 1,200 Series A shares and 1,200 Series B shares owned by Mr. Decherd's wife, 5,740 Series A shares and 4,640 Series B shares owned by Mr. Decherd's son, and 146,948 Series A shares and 130,208 Series B shares in trusts established for the benefit of Mr.
          Decherd's children, as to all of which shares Mr. Decherd disclaims beneficial ownership.

(3) These shares of Series B stock are held by Mr. Decherd in joint tenancy with his wife.

(4) Pursuant to Rule 13d-3(d)(1)(i), this percentage of ownership was calculated by taking the total number of Series A shares owned by the Reporting Person (i.e., total Series A and Series B shares beneficially owned by the Reporting Person, including the total number of Series A and Series B shares subject to presently exercisable options) and dividing that number by the total number of Series A shares outstanding (i.e., the total Series A shares outstanding plus the Series B holdings of the Reporting Person plus the Reporting Person's Series A and Series


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          B shares subject to presently exercisable options). The outstanding
          Series A shares used in this calculation include Series A shares into which the Series B holdings of the Reporting Person are convertible but does not contemplate the conversion of the Series B holdings of any other individual or entity. If the percentage were calculated to include all of the outstanding Series B shares which are convertible to Series A shares, the Reporting Person would be deemed to be the beneficial owner of 5.9% of the outstanding Series A shares.

          ------------

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The Reporting Person's children are remaindermen of the GRATs. The Trusts have the right to receive dividends from, and sales proceeds of, the 43,080 Series A shares and 132,000 Series B shares reported as beneficially owned by the Reporting Person as trustee of the Trusts. Similarly, the Foundation has the right to receive dividends from, and sales proceeds of, the 144,802 Series A shares and 111,224 Series B shares reported as beneficially owned by the Reporting Person as Chairman and director of the Foundation.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable.


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                             /s/ ROBERT W. DECHERD
Dated:  February 9, 1999                     ----------------------------------
                                             Robert W. Decherd


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